Exhibit 99.2

voxeljet AG Accelerates Strategic Realignment and Announces its Plan to (i) Voluntarily Delist its ADSs from NASDAQ and (ii) Deregister its ADSs

Friedberg, Germany, March 12, 2024 — voxeljet AG (NASDAQ: VJET) (“Company”) today announced its plan to voluntarily delist its ADSs from The Nasdaq Stock Market LLC (“NASDAQ”) and to terminate the registration of its ADSs with the U.S. Securities and Exchange Commission (“SEC”).  The Company is taking these steps in order to reduce expenses and thereby to further strengthen its financial position.

The Company has concluded that the benefits associated with a NASDAQ listing do not justify the costs and demands on management’s time necessary to comply with SEC requirements.  Consequently, the Company intends to start the process to delist the Company’s shares from NASDAQ.  After the NASDAQ delisting becomes effective, the Company intends to promptly initiate the process for suspending its reporting obligations under the Securities Exchange Act of 1934, as amended (“Exchange Act”).

The Company intends to file a Form 25 with the SEC to effect the voluntary withdrawal of the listing of its ADSs from NASDAQ on or about March 22, 2024.  Following the effectiveness of the Form 25, the Company intends to file with the SEC a Form 15 to deregister the Company’s ADSs under the Exchange Act after which the Company will no longer have any reporting obligations under Sections 13(a) and 15(d) of the Exchange Act, including Forms 20-F and 6-K.  The Company anticipates that the deregistration of its ADSs under the Exchange Act will become effective on or about April 1, 2024.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the Company’s intention to voluntarily delist its ADSs from Nasdaq and to terminate registration of the Company’s ADSs with the SEC, and any anticipated benefits of such actions. These statements are an expression of the current intentions, expectations and assumptions of voxeljet AG and made by voxeljet AG on the basis of its best knowledge, but do not constitute any statement with respect to their future accuracy.  You should not place undue reliance on these statements.  voxeljet AG cannot provide assurances that the matters described in this press release will be successfully completed or that voxeljet AG will realize the anticipated benefits of any transaction.  Forward-looking statements are subject to risks and uncertainties, which are usually difficult to predict and ordinarily not in the domain of influence of voxeljet AG.  These risks and other factors are discussed in more detail in the Company’s public filings with the SEC.  It should be noted that actual events or developments could materially differ from the events and developments described or included in the forward-looking statements.  Statements made herein are as of the date hereof and should not be relied upon as of any subsequent date.  The Company disclaims any obligation to update any forward-looking statements except as may be required by law.

Investors and Media

Johannes Pesch

Director Business Development & Investor Relations

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Source: voxeljet AG